Epsium Enterprise Limited

Alameda Dr. Carlos D'assumpcao Edf China Civil Plaza 235-243 14 Andar P Macau

Tel (853) 2857 5232．Fax (853) 2857 5215

November 4, 2024

Via EDGAR

Ms. Rebekah Reed

Mr. Dietrich King

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Epsium Enterprise Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed September 18, 2024
CIK No. 0001883437
File No. 333-276313

Dear Ms. Reed and Mr. King:

This letter is in response to the letter dated October 2, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Epsium Enterprise Limited (the “Company”, “we”, or “our”) relating to Amendment No. 4 to Registration Statement on Form F-1 filed with the Commission on September 18, 2024 (the “Original Registration Statement”) in connection with its application for a listing on the Nasdaq Capital Market (the “Proposed Listing”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No. 5”) is being filed to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1 filed September 18, 2024

Risk Factors

Risks Related to our Ordinary Shares and This Offering

Substantial future sales or perceived potential sales of our Ordinary Shares..., page 34

1.	Please contextualize your statement that the Resale Shareholders "may be willing to accept a lower sales price than the price investors pay in this offering" by disclosing the price at which the Resale Shareholders acquired the shares being registered for resale. Enhance this risk factor to acknowledge that the number of shares being offered pursuant to the Resale Prospectus without lock-up or leak-out arrangements exceeds the number of shares being registered for sale in the IPO.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have revised the Original Registration Statement as requested in Amendment No. 5.

Resale Prospectus Alternate Cover Page, page ALT

2.	We note your response to prior comment 5, but it does not appear that all of the disclosure responsive to guidance in the Sample Letters to China-Based Companies on the cover page of the IPO prospectus has been added to the resale prospectus cover page. Specifically, disclosure from the paragraph beginning, "Epsium Enterprise Limited is a company organized under the laws of the Hong Kong Special Administrative Region..." to the paragraph beginning, "Unless otherwise indicated or the context otherwise requires, references..." has not been added. Please revise accordingly so that all China-based issuer disclosure is provided on both cover pages.

Response:

We acknowledge the Staff’s comments and respectfully inform you that we have revised the Original Registration Statement as requested in Amendment No. 5.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Laura Hemmann, Esq., of iTKG Law LLC, at (650) 799 2061.Sincerely,

/s/ Son I. Tam
Name: Son I. Tam Title: Chief Executive Officer, Chief Financial Officer, and Chairman

cc:	Laura Hemmann, Esq., iTKG Law LLC